UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)*


                            ENERGY XXI (BERMUDA) Limited
          -----------------------------------------------------------
                                (Name of Issuer)

            Common Stock, par value $0.001 per share (the "Shares")
          -----------------------------------------------------------
                         (Title of Class of Securities)

                                    G10082108
          -----------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2011
          -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]      Rule 13d-1(b)
        [X]      Rule 13d-1(c)
        [_]      Rule 13d-1(d)

----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G10082108
         ----------

1. Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):
                                         LEON G. COOPERMAN
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)   [_]
         (b)   [X]
-------------------------------------------------------------------------

3.  SEC  Use  Only

-------------------------------------------------------------------------

4.  Citizenship or Place of Organization:  UNITED STATES
-------------------------------------------------------------------------

Number of               5.  Sole Voting Power:         2,420,461*
Shares Bene-
ficially                6.  Shared Voting Power:       1,855,642**
Owned by
Each Report-            7.  Sole Dispositive Power:    2,420,461*
ing Person
With                    8.  Shared Dispositive Power:  1,855,642**

* This includes 290,141 Shares that are deemed owned by virtue of the Issuer's 5.625% Preferred Stock that is convertible into Shares.

** This includes 201,624 Shares that are deemed owned by virtue of the Issuer's 5.625% Preferred Stock that is convertible into Shares.
-------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:  4,276,103*

* This includes 491,765 Shares that are deemed owned by virtue of the Issuer's 5.625% Preferred Stock that is convertible into Shares.
-------------------------------------------------------------------------

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares [_]
-------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9):
                                    5.6 % *

* The beneficial ownership percentage set forth herein has been calculated based on 76,959,267 Shares, of which 76,467,502 Shares are outstanding on October 27, 2011, as reported on the Issuer's Form 10-Q for the quarter ending September 30, 2011, plus 491,765 Shares that would be outstanding if the Issuer's 5.625% Preferred Stock deemed owned by the Reporting Person was converted into Shares.

-------------------------------------------------------------------------

12.  Type of Reporting Person:            IN
-------------------------------------------------------------------------

CUSIP No. G10082108
         ----------


Item 1(a) Name of Issuer:

         ENERGY XXI (BERMUDA) Limited (the "Issuer").

Item 1(b) Address of the Issuer's Principal Executive Offices:

         Canon's Court, 22 Victoria Street,
         PO Box HM 1179, Hamilton HM EX, Bermuda


Item 2(a) Name of Person Filing:

     This statement is filed on behalf of Leon G. Cooperman ("Mr. Cooperman").

     Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P. ("Capital LP"), Omega Capital Investors, L.P.("Investors LP"), and Omega Equity Investors, L.P. ("Equity LP"). These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.

     Mr. Cooperman is the President, CEO, and majority stockholder of Omega Advisors, Inc. ("Advisors"), a Delaware corporation, engaged in investing for its own account and providing investment management services, and Mr. Cooperman is deemed to control said entity.

     Advisors serves as the investment manager to Omega Overseas Partners, Ltd. ("Overseas"), a Cayman Island exempted company, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Mr. Cooperman has investment discretion over portfolio investments of Overseas and is deemed to control such investments.

     Advisors serves as a discretionary investment advisor to a limited number of institutional clients (the "Managed Accounts"). As to the Shares owned by the Managed Accounts, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Accounts may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.

     Mr. Cooperman is the ultimate controlling person of Associates, Capital LP, Investors LP, Equity LP, and Advisors.

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Mr. Cooperman is 2700 No. Military Trail, Suite 230, Boca Raton FL 33431 and the principal business office of each Capital LP, Equity LP, Investors LP, Overseas, and Advisors is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, NY 10005.

CUSIP No. G10082108
         ----------


Item 2(c) Citizenship:

     Mr. Cooperman is a United States citizen;

Item 2(d) Title of Class of Securities:

     Common Stock, par value $0.001 per share (the "Shares")

Item 2(e) CUSIP Number: G10082108


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c):

     This Item 3 is not applicable.


Item 4. Ownership:

Item 4(a)(b) Amount Beneficially Owned and Percent of Class:

     Mr. Cooperman may be deemed the beneficial owner of 4,276,103 Shares which constitutes approximately 5.6% of the total number of Shares outstanding

     This consists of 996,371 Shares owned by Capital LP; 357,548 Shares owned by Equity LP; 232,322 Shares owned by Investors LP; 834,220 Shares owned by Overseas; and 1,855,642 Shares owned by the Managed Accounts. The Shares are computed including those that would be outstanding if the Issuer's 5.625% Preferred Stock deemed owned was converted into Shares.

Item 4(c) Number of Shares as to which such person has:

(i)     Sole power to vote or to direct the vote:                2,420,461*
(ii)    Shared power to vote or to direct the vote:              1,855,642**
(iii)   Sole power to dispose or to direct the disposition of:   2,420,461*
(iv)    Shared power to dispose or to direct the disposition of: 1,855,642**

* This includes 290,141 Shares that are deemed owned by virtue of the Issuer's 5.625% Preferred Stock that is convertible into Shares.

** This includes 201,624 Shares that are deemed owned by virtue of the Issuer's 5.625% Preferred Stock that is convertible into Shares.


Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_].

CUSIP No. G10082108
         ----------

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     This Item 6 is not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     This Item 7 is not applicable.


Item 8. Identification and Classification of Members of the Group:

     This Item 8 is not applicable.


Item 9.  Notice of Dissolution of Group:

     This Item 9 is not applicable.


Item 10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 2, 2012 as of December 31, 2011

LEON G. COOPERMAN, individually,
as Managing Member of Omega
Associates, L.L.C. on behalf of
Omega Capital Partners, L.P.,
Omega Capital Investors, L.P.,
Omega Equity Investors, L.P., and
as President of Omega Advisors, Inc.

By /s/ ALAN M. STARK
  ------------------
   Alan M. Stark
   Attorney-in-Fact
   Power of Attorney on file

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).